[LETTERHEAD OF KIRKPATRICK & LOCKHART NICHOLSON GRAHAM LLP]
October 13, 2006
Via Edgar and Federal Express

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington D.C. 20549
Attn:	Russell Mancuso
Branch Chief

Re:	Micromed Cardiovascular, Inc.
Registration Statement on Form SB-2
Filed August 9, 2006
File No. 333-136457
Dear Mr. Mancuso:
On behalf of Micromed Cardiovascular, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing pursuant to Rule 101(a) of Regulation S-T, Amendment No. 1 to Form SB-2 filed October 13, 2006 (“Amendment No. 1”). We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1 (marked to show changes from the Registration Statement filed on August 9, 2006 (the “Original Filing”)). We have been advised that changes in Amendment No. 1 from the Original Filing, as submitted herewith in electronic format, have been tagged.
Based upon the Staff’s review of the Original Filing, the Commission issued a comment letter dated August 21, 2006. The following consists of the Company’s responses to the Staff’s comment letter in identical numerical sequence. For the convenience of the Commission, each comment is repeated verbatim with the Company’s response immediately following.
Form SB-2
1.	Comment: Please amend the filing to present updated financial statements that comply with the requirements of Item 310(g) of Regulation S-B.

Response: We respectfully note your comment and have amended the filing to present updated financial statements as of June 30, 2006.
Signatures
2.	Comment: Please amend your filing to include the signatures of your principal executive officer, principal financial officer and your controller or principal accounting officer following the second paragraph required on the Signatures page. See the Signatures section of Form SB-2 and the instructions to that section.
BOSTON • DALLAS • HARRISBURG • LONDON • LOS ANGELES • MIAMI • NEWARK • NEW YORK • PALO ALTO • PITTSBURGH • SAN FRANCISCO • WASHINGTON

Russell Mancuso
October 13, 2006

Response: We respectfully note your comment and have amended the filing to include the signatures of the Company’s principal executive officer, principal financial officer and the principal accounting officer.
Please do not hesitate to contact the undersigned or Anh Q. Tran, Esq. at (310) 552-5000 with any questions.
Sincerely,
/s/ Thomas J. Poletti, Esq.
Thomas J. Poletti, Esq.

cc:	Clarice Motter, Micromed Cardiovascular, Inc.
Donald C. Hunt, SEC